Filed By Transocean Ltd. (Commission File No. 000-53533)

And Transocean Inc. (Commission File No. 005-60501)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Songa Offshore SE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  December 15, 2017

TRANSOCEAN LTD.

(Exact name of registrant as specified in its charter)

Switzerland	000-53533	98-0599916
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Turmstrasse 30 6300 Zug Switzerland	CH-6300
(Address of principal executive offices)	(zip code)

Registrant’s telephone number, including area code: +41 (22) 930-9000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement.

Amendment to Transaction Agreement and Pre-acceptances

As previously disclosed, on August 13, 2017, Transocean Ltd., a Swiss corporation (“Transocean”), Transocean Inc., a Cayman Islands exempted company and wholly owned subsidiary of Transocean (“TINC”), and Songa Offshore SE, a European public company limited by shares (or societas Europeaea) existing under the laws of Cyprus (“Songa Offshore”), entered into a transaction agreement, which was subsequently amended on September 15, 2017 (as amended, the “Transaction Agreement”), pursuant to which Transocean will, subject to certain conditions, offer to acquire (the “Offer”) all of the outstanding shares of Songa Offshore (the “Transaction”).  As previously disclosed, in connection with the execution of the Transaction Agreement, each of Perestroika AS, Asia Research & Capital Management Ltd., York Capital Management and Songa’s directors executed an irrevocable pre-acceptance agreement, which were subsequently amended on September 15, 2017 (collectively, and as amended, the “Pre-acceptances”), pursuant to which such parties unconditionally agreed to exchange all of their respective shares of Songa Offshore in the public voluntary exchange offer contemplated by the Transaction Agreement.  On December 19, 2017, based on discussions between the parties to the Transaction Agreement, Transocean entered into an amendment to the Transaction Agreement (the “Transaction Agreement Amendment”) and each of the Pre-acceptances (collectively, the “Amendments to the Pre-acceptances”) to extend the “Long Stop Date” in the Transaction Agreement and the Pre-acceptances from January 31, 2018 to February 15, 2018.

The Transaction Agreement and the Pre-acceptances, as amended, remain in full force and effect.  The foregoing description of the Transaction Agreement Amendment and the Amendments to the Pre-acceptances are only a summary, do not purport to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement Amendment and the form of Amendment to the Pre-acceptances, which are attached hereto as Exhibit 2.1 and Exhibit 10.1, respectively, and incorporated in their entirety herein by reference.  The Transaction Agreement Amendment and the form of Amendment to the Pre-acceptances have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Transocean or Songa Offshore or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about Transocean in its public reports filed with the Securities and Exchange Commission (“SEC”) or in Songa’s reports made publicly available.

Item 3.02    Unregistered Sales of Equity Securities.

On December 15, 2017, TINC entered into private exchange agreements to issue approximately USD 273.5 million aggregate principal amount of 0.5% Exchangeable Senior Bonds due 2023, which are exchangeable into an aggregate of approximately 26.6 million shares of Transocean, par value CHF 0.10 per share (the “Exchangeable Bonds”), in exchange for certain outstanding indebtedness previously issued by Songa Offshore. In particular, TINC agreed to purchase an aggregate of approximately NOK 1.206 billion of Songa Offshore’s outstanding SONG04 Bonds from three bondholders at a price of 103.5% per bond (plus accrued and unpaid interest) and an aggregate of approximately NOK 587.0 million of Songa Offshore’s outstanding SONG05 Bonds from two bondholders at a price of 101% per bond (plus accrued and unpaid interest).  TINC has also agreed to purchase from Perestroika its USD 50 million loan to Songa Offshore for Exchangeable Bonds at a price of 100% of the principal amount of the loan (plus accrued and unpaid interest). These transactions are collected referred to as the “Private Exchange Offers.”  All of the Private Exchange Offer purchases are conditioned on and will close at approximately the same time as the settlement of the Offer.  Transocean intends to call all remaining SONG04 Bonds and SONG05 Bonds for cash following the completion of the Transaction.

The approximate aggregate principal amount of Exchangeable Bonds and approximate number of Transocean shares issued in exchange therefor is estimated based on (i) a NOK/USD exchange rate of 8.3179, which was the closing price at 4:00 p.m. CET as determined by Norges Bank on December 13, 2017, (ii) settlement of the exchange on or about January 30, 2018 and (iii) an initial exchange rate of approximately 97.29756 Transocean shares per USD 1,000 principal amount of Exchangeable Bonds. The actual amount of Exchangeable Bonds to be issued in connection with the Private Exchange Offers, however, will depend on the amount of accrued and unpaid interest on such indebtedness as of the time the purchase occurs. As a result, TINC may issue more Exchangeable Bonds than the approximate value listed above.  In addition, the actual amount of Exchangeable Bonds to be issued in the Private Exchange Offers will depend on the NOK/USD closing price, as determined by Norges Bank on the trading day immediately prior to the settlement of the purchase.  As a result, TINC may issue more Exchangeable Bonds than the approximate value listed above to the extent the NOK/USD closing price used to complete the purchase varies from the NOK/USD exchange rate of 8.3719.

The exchange rate of the Exchangeable Bonds can also be adjusted upon the occurrence of certain anti-dilution events, tax event or certain fundamental changes such as a change in control of TINC or Transocean.  As a result of these terms, Transocean may be required to issue more Transocean shares than the approximate number listed above.

The Exchangeable Bonds will be issued a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. A complete description of the terms of the Exchangeable Bonds, including the terms regarding the exchange of Exchangeable Bonds for Transocean shares, can be found at and is incorporated by reference to the section “Description of Transocean Exchangeable Bonds” in the Registration Statement on Form S-4 (File No. 333-220791) filed by Transocean and TINC.

Item 9.01    Financial Statements and Exhibits

(d)  Exhibits.

Exhibit No.	Description

2.1	Amendment No. 2 to Transaction Agreement, dated December 19, 2017, among Transocean Ltd., Transocean Inc. and Songa Offshore SE.

10.1	Form of Amendment No. 2 to Pre-acceptance among Transocean Ltd. and certain shareholders of Songa Offshore SE.

Additional Information and Where to Find It

In connection with the Transaction, Transocean has filed with the SEC the Proxy Statement and Transocean and TINC (collectively referred to as the “Offeror”) have filed a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the consideration shares and exchangeable bonds to be issued in the Transaction (the “Prospectus”).  Transocean has mailed the Proxy Statement to its shareholders in connection with the vote to approve certain matters in connection with the Transaction and the Offeror will distribute the Prospectus to certain securityholders of Songa in the United States in connection with the transaction and related Offer contemplated by the Transaction Agreement. Transocean Ltd. and TINC are also expected to file an offer document with the Financial Supervisory Authority of Norway (the “Norwegian FSA”).

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT AND/OR PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT OR PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the definitive Proxy Statement, Prospectus and Registration Statement, when available, and other relevant documents filed by Transocean with the SEC, at the SEC’s website at: www.sec.gov. In addition, shareholders may obtain free copies of the Proxy Statement and Prospectus and other relevant documents filed by Transocean and TINC with the SEC from Transocean’s website at:  www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean and TINC may file with the SEC in connection with the proposed transaction. The final terms and further provisions regarding the Offer will be disclosed in the offer document after the publication has been approved by the Norwegian FSA and in documents that will be filed by Transocean and TINC with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

Each of Transocean, TINC, and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Transocean’ shareholders with respect to the approvals required to complete the Transaction and the solicitation of acceptances for the exchange offer. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed transaction, by security holdings or otherwise, will be set forth in the Proxy Statement and Prospectus when they are filed with the SEC. Information regarding Transocean’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 16, 2017, and in the Annual Report on Form 10-K filed by Transocean with the SEC on March 7, 2017. Additional information regarding the interests of participants in the solicitation of proxies in respect of the extraordinary general meeting and the exchange offer will be included in the proxy statement to be filed with the SEC. These documents are available to shareholders free of charge from the SEC’s website at: www.sec.gov and from the investor relations section of Transocean’s website at: www.deepwater.com.

Cautionary Statement About Forward Looking Statements

The statements described in this Form 8-K are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements contain words such as “possible,” “intend,” “will,” “if,” “expect” or other similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the Transaction, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: estimated duration of customer contracts; contract dayrate amounts; future contract commencement dates and locations; planned shipyard projects; timing of Transocean’s newbuild deliveries; operating hazards and delays; risks associated with international operations; actions by customers and other third parties; the future prices of oil and gas; the intention to scrap certain drilling rigs; the expected timing and likelihood of the completion of the contemplated transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated transaction that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement; the ability to successfully complete the Transaction, including the related exchange offers; regulatory or other limitations imposed as a result of the Transaction; the success of the business following completion of the Transaction; the ability to successfully integrate the Transocean and Songa businesses; the possibility that Transocean’s shareholders may not approve certain matters that are conditions to the Transaction or that the requisite number of Songa shares may not be exchanged in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or completion of the Transaction could have adverse effects on the market price of Transocean’s or

Songa’s shares or the ability of Transocean or Songa to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Transocean may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; and other factors, including those and other risks discussed in Transocean’s most recent Annual Report on Form 10-K for the year ended December 31, 2016, and in Transocean’s other filings with the SEC, which are available free of charge on the SEC’s website at: www.sec.gov, and in Songa’s annual and quarterly financial reports made publicly available. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to Transocean or to persons acting on Transocean’s behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and each of Transocean and Songa undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur, or which either Transocean or Songa become aware of, after the date hereof, except as otherwise may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSOCEAN LTD.

Date: December 20, 2017	By:	/s/ Daniel Ro-Trock
Name: Daniel Ro-Trock
Title: Authorized Person

Exhibit 2.1

Amendment No. 2 to Transaction Agreement

BETWEEN

TRANSOCEAN INC.

TRANSOCEAN LTD.

AND

SONGA OFFSHORE SE

December 19, 2017

THIS AMENDMENT NO. 2 TO AGREEMENT (THIS “AMENDMENT”) IS MADE ON DECEMBER 18, 2017 BETWEEN:

(1)                       Transocean Inc., a Cayman Islands Exempted company with company registration number 89645 (“Transocean Inc.”);

(2)                       Transocean Ltd., a Swiss corporation with its registered office in Steinhausen, Canton of Zug, Switzerland (“Transocean Ltd.”); and

(3)                       Songa Offshore SE, a European public company limited by shares (or societas europaea), duly registered and validly existing under the laws of Cyprus with company registration number SE9 (“Songa Offshore”).

Transocean Inc., Transocean Ltd. and Songa Offshore are hereinafter sometimes referred to collectively as the “Parties”, and individually as a “Party”.

1.                                      BACKGROUND

1.1                               The Parties entered into a Transaction Agreement, dated August 13, 2017 (together with all exhibits thereto, and as amended, supplemented or modified from time to time, the “Transaction Agreement”).

1.2                               Each of the Parties desire to amend the Transaction Agreement in accordance with this Amendment.

2.                                      AMENDMENT

2.1                               Capitalized terms used herein that are not otherwise defined herein have the respective meanings as ascribed thereto in the Transaction Agreement.

2.2                               The Transaction Agreement shall be amended as follows:

(i)             The Long Stop Date as defined in Clause 9.1(iv) is hereby amended such that “January 31, 2018” is replaced with “February 15, 2018”.

(ii)          The Long Stop Date as defined in Appendix 1 under the item “Long Stop Date” is hereby amended such that “16.30 CET on January 31, 2018” is replaced with “23:59 CET on February 15, 2018”.

3.                                      MISCELLANEOUS

3.1                               Except as expressly amended hereby, the provisions of the Transaction Agreement are and will remain in full force and effect and, except as expressly provided herein, nothing in this Amendment will be construed as a waiver of any of the rights or obligations of the Parties under the Transaction Agreement. All references to “this Agreement” and other similar words contained in the Transaction Agreement shall be deemed to refer to the Transaction Agreement, as amended by this Amendment.

3.2                               The following provisions from the Transaction Agreement shall be incorporated into, and be effective with respect to, this Amendment as if set forth herein in their entirety: Clause 11 (NOTICES), Clause 12 (MISCELLANEOUS) and Clause 15 (GOVERNING LAW AND DISPUTE RESOLUTION).

[Signature page follows]

2

IN WITNESS WHEREOF, each of the Parties have caused this Amendment to be executed on the date first written above by their respective duly authorized officers.

For and on behalf of Transocean Ltd.

Signature:	/s/ Stephen Lowry Hayes

NAME IN BLOCK LETTERS:
STEPHEN LOWRY HAYES

For and on behalf of Transocean Inc.

Signature:	/s/ C. Stephen McFadin

NAME IN BLOCK LETTERS:
C. STEPHEN MCFADIN

For and on behalf of Songa Offshore SE

Signature:	/s/ Bjørnar Iversen

NAME IN BLOCK LETTERS:
BJØRNAR IVERSEN

3

Exhibit 10.1

AMENDMENT NO.2 TO AN IRREVOCABLE PRE-ACCEPTANCE

OF CONTEMPLATED EXCHANGE OFFER

To:	Transocean Ltd.
Turmstrasse 30
CH-6300 Zug
Switzerland

Transocean Ltd. and its wholly owned subsidiary Transocean Inc. (a Cayman Islands exempted  company), or another wholly owned direct or indirect subsidiary of Transocean Ltd. (such company or companies, the “Offeror”), are contemplating a recommended public voluntary exchange offer (the “Offer”) to the shareholders of Songa Offshore SE (“Songa Offshore”) for the purchase of all of the issued and outstanding shares of Songa Offshore (the “Songa Shares”) by offering to exchange each Songa Share for a combination of shares of Transocean Ltd. (“RIG Shares”), senior unsecured exchangeable bonds issued by a subsidiary of Transocean Ltd. (and guaranteed by Transocean Ltd.) (the “Notes”) and, at the election of the holder of such Songa Share, cash as provided below (the value of any cash and the value of the aggregate number of RIG Shares and Notes to be delivered per Songa Share, the “Offer Price”) pursuant to the terms of the transaction agreement among inter alia Songa Offshore and Transocean Ltd. (the “Transaction Agreement”).

I/we have executed and delivered a pre-acceptance undertaking (the “Undertaking”) dated [14] August 2017 to the Offeror pursuant to which I/we irrevocably have undertaken to accept the Offer on the terms set out in such Undertaking. In addition, the Offeror has presented a proposal as set out in this amendment (the “Amendment”) to revise certain terms of the Undertaking on terms set out below.

All terms used in this Addendum shall have the meaning set out in the Undertaking unless otherwise defined.

As requested by the Offeror, I, the undersigned, hereby agree as follows:

1.              The Long Stop Date, as defined in Appendix 1 to the Undertaking, is hereby amended such that “16:30 CET on January 31, 2018” is replaced with “23:59 CET on February 15, 2018” and all references to the Long Stop Date used in the Undertaking and its appendices shall mean 23:59 CET on February 15, 2018.

2.              I acknowledge that this Addendum and the Undertaking (as amended) are irrevocable and unconditional until the Undertaking lapses or is terminated as provided for in the Undertaking (as amended).

3.              I have full power and authority to enter into this Addendum and to perform my obligations hereunder.

4.              Except as expressly amended hereby, the provisions of the Undertaking are and will remain in full force and effect and, except as expressly provided herein, nothing in this Amendment will be construed as a waiver of any of the rights or obligations of the parties under the Undertaking. All references to “this Undertaking” and other similar words contained in the Undertaking shall be deemed to refer to the Undertaking, as amended by this Amendment.

5.              This Addendum is governed by, and shall be construed in accordance with the law of Norway. Any legal dispute arising in relation to this Addendum shall be exclusively resolved by arbitration under the Norwegian Arbitration Act. The language for all documentation and proceedings related to the arbitration and for the arbitral award shall be English. The dispute, the arbitration proceedings and the arbitral award shall be confidential. Each party shall nominate one arbitrator, and the two arbitrators nominated by the parties shall within 15 days after the appointment of the second arbitrator agree upon a third arbitrator who shall act as Chair of the Tribunal.  If no agreement is reached within such 15 day period, the Chief Justice of the Borgarting Court of Appeals shall nominate and appoint a third arbitrator to act as Chair of the Tribunal.

[Signature page follows.]

Place:	Date:	Signature*:
Name in block letters:

* If signed pursuant to an authorisation, the appropriate evidence of authority must be attached.

Accepted on behalf of Transocean Ltd.:

Place:	Date:	Signature*:
Name in block letters: